UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-33491

DXI ENERGY INC.
(Translation of registrant's name into English)

598-999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)[   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)[   ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DXI Energy Inc.

Date: April 18, 2016

By:       /s/ David Matheson
Name: David Matheson
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Second Amending Agreement to Loan Agreement with Hodgkinson Ventures Inc. dated November 18, 2015